FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: May 11, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG
MAY 10, 2005	AMEX: GLE

Glencairn’s Q1/05 results reflect higher gold sales, lower costs

Glencairn Gold Corporation is pleased to report its financial results for the three-month period ended March 31, 2005 (Q1/05). The consolidated financial statements along with management’s discussion and analysis can be viewed on the Company’s web site at www.glencairngold.com and have been filed on SEDAR (www.sedar.com). All currency figures are in U.S. dollars unless otherwise noted.

Highlights

|_|	Gold sales increased 23% from Q1/04; ounces sold increased 17%

|_|	Cash operating costs declined to $297/oz. from $346/oz.

|_|	Bellavista Mine continues to be on track for initial gold production in Q2/05

Sales in Q1/05, all of which were attributable to gold production from the Limon Mine in Nicaragua, were $5.2 million compared to $4.2 million a year earlier, largely due to increased ounces sold. Cash operating costs for the period were $297/oz compared with $346/oz. in the same period a year earlier and $306/oz. in Q4/04. The cash operating costs for 2004 were $308/oz. All of the Company’s gold production is sold at spot market prices, with the average realized price in Q1/05 being $428 compared to $407 in Q1/04. Earnings from mining operations in Q1/05 were $848,000, an increase of $961,000 compared to a $113,000 loss from mining operations in Q1/04. Net loss for Q1/05 was $226,000 or nil per share compared to $2.7 million or $0.02 per share in Q1/04.

“Our ability not only to contain costs but to lower them over the past year, in marked contrast to industry trends, is the result of diligent work on behalf of our operations staff,” said President and CEO Kerry Knoll. “Since acquiring the Limon Mine 18 months ago, we have shown a significant improvement in operating earnings, have increased reserves and have generally put the mine on a much more solid footing. We expect our Bellavista Mine in Costa Rica to begin producing gold in Q2/05 and boost the Company’s gold production considerably in the second half of the year.”

Due primarily to a $1.0-million gain on the sale of the Vogel Property in Ontario, expenses and other income was reduced to $1.1 million in Q1/05 compared to $2.6 million in Q1/04.

The Company’s cash and working capital at March 31, 2005, stood at $6.9 million and $12.1 million, respectively. Working capital at the end of Q1/04 was $18.7 million. The reduction in working capital was largely due to construction of the Bellavista Mine.

Key Statistics

	Three Months Ended March 31
	2005	2004
Gold sales in ounces	12,235	10,436
Average spot gold price per ounce	$ 428	$ 408
Average realized gold price per ounce	$ 428	$ 407
Sales (000s)	$ 5,237	$ 4,245
Cash operating costs per ounce	$ 297	$ 346
Total cash costs per ounce	$ 321	$ 370
Tonnes milled	86,227	79,788
Cost per tonne milled	$ 38	$ 41
Ore grade (grams per tonne)	5.0	5.0
Recovery (%)	82.8	86.2

Bellavista Mine

Mining of ore began at the Bellavista Mine in Costa Rica in Q1/05 and, subsequent to the quarter end, the Company began placing ore on the leach pads in preparation for gold recovery. As of May 7, 2005, approximately 58,500 tonnes of ore grading 1.9 grams per tonne (g/t) had been stacked on the leach pads. Based on a feasibility study, Bellavista’s average life-of-mine grade is expected to be 1.5 grams per tonne. Conveyor systems, crushers, agglomerator and ore stackers are all operating as designed, and ore is being stacked on the pads during the commissioning phase at the designed rate.

As previously announced, Glencairn expects to begin producing gold at Bellavista in the second quarter of 2005 with commercial production to begin in the third quarter of 2005. Bellavista is expected to produce an average of 60,000 ounces gold per year over eight years based on current reserves.

Exploration

Exploration in Q1/05 consisted primarily of diamond drilling of several targets to the southwest of the Talavera mining operation on the Limon mining concession in Nicaragua.

On the TIII zone, seven holes returned mixed results. The best results came from Hole 3314, which intersected a true width of 5.1 metres grading 13.7 g/t uncut (12.8 g/t when assay values over 25 g/t are cut to 25 g/t), and Hole 3324, which intersected a true width 2.8 metres grading 55.9 g/t uncut (8.8 g/t cut). The other holes demonstrate continuity of the TIII structure, however, drilling has not yet confirmed the continuity of economic gold grades or vein thicknesses.

Three holes were drilled to follow up on the previously announced Hole 3301 on the Talavera Southwest Extension (see news release dated Feb. 24, 2005) with best results coming from hole 3315, drilled 60 metres west of Hole 3301, which intersected a true width of 2.3 metres grading 19.0 g/t uncut (6.3 g/t cut). The other two holes were drilled above and below Hole 3301 and did not intercept any significant mineralization.

Drilling is continuing with the three of the Company’s own drill rigs, one of which is working underground from a production area at Talavera to test the TIII zone, and two of which are drilling from surface.

Sampling, Assaying and Quality Control

At Limon, the Company’s on-site Limon Mine laboratory is used for sample preparation and assaying. Gold at Limon is very fine-grained, hence there are none of the sampling concerns associated with coarse or visible gold. The sampling, assaying and quality control procedures are as described in Glencairn’s Annual Information Form dated March 29, 2005, and available on SEDAR at www.sedar.com.

Qualified Persons

Mr. Michael Gareau, P. Geo. and Vice President of Exploration for Glencairn, is the Qualified Person as defined by National Instrument 43-101 for disclosure of the Limon drill results. The Limon drilling program is being conducted under Mr. Gareau’s supervision and Mr. Gareau has read and approved this news release.

To find out more about Glencairn Gold Corporation (TSX:GGG, AMEX:GLE), visit our website at www.glencairngold.com.

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry Knoll, President and CEO	Sylvain Laberge, slaberge@renmarkfinancial.com
Tel.: 416-860-0919	Tel.: 514-939-3989
www.glencairngold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.